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Exhibit 99.(a)(5)(H)

Copenhagen, 3 January 2006

Dear TDC shareholder

We would like to buy your TDC shares

        On 2 December 2005 Nordic Telephone Company submitted an offer to all shareholders of TDC to buy all shares in the company for DKK 382 in cash per share.

        TDC's Board of Directors recommends that you as a shareholder accept our tender offer. The price we are offering you corresponds to a premium of:

  •
  39.3% relative to the price of the TDC share before the speculations about a possible acquisition of the company started in mid-August 2005; and

  •
  44.7% relative to the average TDC share price three months before 17 August 2005.

        We submitted our tender offer, because we consider TDC to be an attractive company, and we are supportive of the company's present strategy.

        You can read more about the terms and conditions of the tender offer in the offer document sent by TDC to all registered shareholders. The offer document and the acceptance form to be used in accepting our offer, can be downloaded at our website www.nordictelephone.dk or ordered from Nordea Bank Danmark by e-mail at prospectus@nordea.com or by fax at +45 33 33 51 38.

        If you wish to accept our offer and sell your shares to us, you should submit the acceptance form to your bank or stockbroker in due time before end of opening hours for your bank or stockbroker on 11 January 2006 as our tender offer will expire on 12 January 2006 in the morning at 6:01 am CET.

        If you have any questions in connection with acceptance of the tender offer, please do not hesitate to contact our settlement bank, Nordea Bank Danmark, on tel. +45 33 33 50 92. If you already have accepted the tender offer, or if you have sold your shares recently, please disregard this letter.

Nordic Telephone Company ApS

Nordic Telephone Company is a newly formed company established by investment funds directly or indirectly advised or managed by Apax Partners Worldwide LLP, The Blackstone Group International Limited, Kohlberg Kravis Roberts & Co., L.P., Permira Advisers KB and Providence Equity Partners Limited.

Nordic Telephone Company ApS, cvr-no 29 14 67 80
Langelinie Alle 35, DK 2100 Copenhagen Ø

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  Exhibit 99.(a)(5)(H)